Exhibit 99.1

Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Quarters and nine months ended June 23, 2012 and June 25, 2011

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at June 23, 2012, September 24, 2011, June 25, 2011 and September 26, 2010, and the statements of comprehensive earnings (loss) and cash flows for the quarter and nine months ended June 23, 2012 and June 25, 2011, as well as for the year ended September 24, 2011, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided on pages 16 to 26. The explanation of transition to IFRS includes reconciliations of equity, net earnings (loss), comprehensive earnings (loss) and cash flows for prior periods reported under the previous Canadian GAAP to those reported for those periods under IFRS.

Additional information on the Parent Company and its subsidiaries (collectively “Tembec” or the “Company”) are included in the unaudited interim consolidated financial statements for the quarter ended June 23, 2012.

TEMBEC Supplemental Information for third quarter 2012	1

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated balance sheets
(unaudited)(in millions of Canadian dollars)

June 23, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$38	$62	$-	$100
Cash held in trust	-	-	1	-	-	1
Trade and other receivables	36	282	166	50	(349)	185
Inventories	-	-	247	25	-	272
Prepaid expenses	-	3	5	2	-	10
	36	285	457	139	(349)	568
Investments	159	450	-	-	(609)	-
Property, plant and equipment	-	6	393	99	-	498
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	1	-	1
Other long-term receivables	-	9	1	2	-	12
Deferred tax assets	-	-	(1)	7	-	6
	$195	$750	$854	$248	$(958)	$1,089

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$65	$3	$-	$68
Trade, other payables and accrued charges	5	104	397	62	(349)	219
Interest payable	-	1	-	-	-	1
Provisions	-	1	1	-	-	2
Current portion of long-term debt	2	-	-	14	-	16
	7	106	463	79	(349)	306
Long-term debt	-	301	-	23	(6)	318
Provisions	-	5	10	-	-	15
Employee future benefits	-	171	51	38	-	260
Other long-term liabilities	-	-	2	-	-	2
	7	583	526	140	(355)	901

Shareholders' equity:
Share capital	564	555	668	40	(1,263)	564
Retained earnings (deficit)	(368)	(380)	(340)	76	644	(368)
Accumulated other comprehensive earnings (loss)	(8)	(8)	-	(8)	16	(8)
	188	167	328	108	(603)	188
	$195	$750	$854	$248	$(958)	$1,089

TEMBEC Supplemental Information for third quarter 2012	2

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated balance sheets (continued)
(unaudited)(in millions of Canadian dollars)

June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$28	$38	$-	$66
Cash held in trust	-	-	-	6	-	6
Trade and other receivables	36	329	261	51	(482)	195
Inventories	-	-	241	25	-	266
Prepaid expenses	-	1	6	1	-	8
	36	330	536	121	(482)	541
Investments	289	535	-	-	(824)	-
Property, plant and equipment	-	5	385	87	-	477
Biological assets	-	-	7	-	-	7
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	25	-	1	-	26
Deferred tax assets	-	(1)	-	16	-	15
	$325	$894	$928	$225	$(1,306)	$1,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$-	$2	$-	$2
Trade, other payables and accrued charges	-	207	417	73	(482)	215
Interest payable	-	1	-	-	-	1
Provisions	-	-	6	-	-	6
Current portion of long-term debt	5	-	-	12	-	17
	5	208	423	87	(482)	241
Long-term debt	2	239	-	25	(6)	260
Provisions	-	-	19	-	-	19
Employee future benefits	-	149	40	37	-	226
Other long-term liabilities	2	-	2	-	-	4
	9	596	484	149	(488)	750

Shareholders' equity:
Share capital	564	555	668	39	(1,262)	564
Retained earnings (deficit)	(252)	(261)	(224)	33	452	(252)
Accumulated other comprehensive earnings (loss)	4	4	-	4	(8)	4
	316	298	444	76	(818)	316
	$325	$894	$928	$225	$(1,306)	$1,066

TEMBEC Supplemental Information for third quarter 2012	3

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated balance sheets (continued)
(unaudited)(in millions of Canadian dollars)

September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$40	$59	$-	$99
Cash held in trust	-	-	-	6	-	6
Trade and other receivables	35	339	100	49	(341)	182
Inventories	-	-	232	29	-	261
Prepaid expenses	-	1	5	-	-	6
	35	340	377	143	(341)	554
Investments	205	473	-	-	(678)	-
Property, plant and equipment	-	5	393	93	-	491
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	1	-	1
Other long-term receivables	-	25	1	2	-	28
Deferred tax assets	-	-	-	15	-	15
	$240	$843	$775	$254	$(1,019)	$1,093

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$-	$6	$-	$6
Trade, other payables and accrued charges	-	191	313	83	(341)	246
Interest payable	-	8	-	-	-	8
Provisions	-	-	8	-	-	8
Current portion of long-term debt	5	-	-	13	-	18
	5	199	321	102	(341)	286
Long-term debt	2	249	-	26	(6)	271
Provisions	-	-	16	-	-	16
Employee future benefits	-	181	62	42	-	285
Other long-term liabilities	-	-	2	-	-	2
	7	629	401	170	(347)	860

Shareholders' equity:
Share capital	564	555	668	40	(1,263)	564
Retained earnings (deficit)	(333)	(343)	(294)	42	595	(333)
Accumulated other comprehensive earnings (loss)	2	2	-	2	(4)	2
	233	214	374	84	(672)	233
	$240	$843	$775	$254	$(1,019)	$1,093

TEMBEC Supplemental Information for third quarter 2012	4

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated balance sheets (continued)
(unaudited)(in millions of Canadian dollars)

September 26, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$1	$24	$43	$-	$68
Cash held in trust	-	-	-	6	-	6
Trade and other receivables	38	350	175	41	(395)	209
Inventories	-	-	231	24	-	255
Prepaid expenses	-	1	5	1	-	7
	38	352	435	115	(395)	545
Investments	277	453	-	-	(730)	-
Property, plant and equipment	-	5	409	82	-	496
Biological assets	-	-	7	-	-	7
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	25	2	1	-	28
Deferred tax assets	1	-	-	26	-	27
	$316	$835	$853	$224	$(1,125)	$1,103

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$-	$1	$-	$1
Trade, other payables and accrued charges	-	154	317	157	(395)	233
Interest payable	-	3	-	-	-	3
Provisions	-	-	5	-	-	5
Current portion of long-term debt	5	-	-	12	-	17
	5	157	322	170	(395)	259
Long-term debt	6	248	-	23	(6)	271
Provisions	-	-	17	-	-	17
Employee future benefits	-	146	57	45	-	248
Other long-term liabilities	5	2	1	-	-	8
	16	553	397	238	(401)	803

Shareholders' equity:
Share capital	564	551	668	(27)	(1,192)	564
Retained earnings (deficit)	(264)	(269)	(212)	13	468	(264)
Accumulated other comprehensive earnings	-	-	-	-	-	-
	300	282	456	(14)	(724)	300
	$316	$835	$853	$224	$(1,125)	$1,103

TEMBEC Supplemental Information for third quarter 2012	5

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of comprehensive earnings (loss)
(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Quarter ended June 23, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$-	$352	$69	$(6)	$415
Freight and other deductions	-	-	56	5	(2)	59
Lumber export taxes	-	-	1	-	-	1
Cost of sales (excluding depreciation and amortization)	-	-	266	49	(4)	311
Selling, general and administrative	-	1	15	2	-	18
Share-based compensation	-	(1)	-	-	-	(1)
Depreciation and amortization	-	-	10	1	-	11
Other items	-	1	1	-	-	2
Operating earnings (loss)	-	(1)	3	12	-	14
Interest, foreign exchange and other	-	-	8	(1)	-	7
Exchange loss on long-term debt	-	8	-	-	-	8
Net finance costs (income)	-	8	8	(1)	-	15
Earnings (loss) before income taxes and share of results for equity accounting	-	(9)	(5)	13	-	(1)
Income tax expense	-	-	-	4	-	4
Share of results for equity accounting	(5)	4	-	-	1	-
Net earnings (loss)	(5)	(5)	(5)	9	1	(5)
Other comprehensive earnings (loss):
Defined benefit pension plans	-	-	-	-	-	-
Other benefit plans	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	(5)	(5)	-	(5)	10	(5)
Total comprehensive earnings (loss)	$(10)	$(10)	$(5)	$4	$11	$(10)
Basic and diluted net loss in dollars per share						$(0.05)

TEMBEC Supplemental Information for third quarter 2012	6

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of comprehensive earnings (loss) (continued)
(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Quarter ended June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$-	$384	$69	$(5)	$448
Freight and other deductions	-	-	58	5	(2)	61
Lumber export taxes	-	-	3	-	-	3
Cost of sales (excluding depreciation and amortization)	-	-	298	40	(3)	335
Selling, general and administrative	-	2	14	2	-	18
Share-based compensation	-	(2)	-	-	-	(2)
Depreciation and amortization	-	-	9	3	-	12
Other items	-	1	(4)	(4)	-	(7)
Operating earnings (loss)	-	(1)	6	23	-	28
Interest, foreign exchange and other	(3)	(1)	7	1	-	4
Exchange loss on long-term debt	-	1	-	-	-	1
Net finance costs (income)	(3)	-	7	1	-	5
Earnings (loss) before income taxes and share of results for equity accounting	3	(1)	(1)	22	-	23
Income tax expense	-	-	-	6	-	6
Share of results for equity accounting	14	16	-	-	(30)	-
Net earnings (loss)	17	15	(1)	16	(30)	17
Other comprehensive earnings (loss):
Defined benefit pension plans	-	-	-	-	-	-
Other benefit plans	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	2	2	-	2	(4)	2
Total comprehensive earnings (loss)	$19	$17	$(1)	$18	$(34)	$19
Basic and diluted net earnings in dollars per share						$0.17

TEMBEC Supplemental Information for third quarter 2012	7

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of comprehensive earnings (loss) (continued)
(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Nine months ended June 23, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$1	$1,029	$208	$(15)	$1,223
Freight and other deductions	-	-	158	15	(4)	169
Lumber export taxes	-	-	6	-	-	6
Cost of sales (excluding depreciation and amortization)	-	-	830	134	(11)	953
Selling, general and administrative	-	4	46	4	-	54
Share-based compensation	-	-	-	-	-	-
Depreciation and amortization	-	-	29	4	-	33
Other items	(1)	19	(19)	-	-	(1)
Operating earnings (loss)	1	(22)	(21)	51	-	9
Interest, foreign exchange and other	-	2	25	-	-	27
Exchange loss on long-term debt	-	-	-	-	-	-
Net finance costs	-	2	25	-	-	27
Earnings (loss) before income taxes and share of results for equity accounting	1	(24)	(46)	51	-	(18)
Income tax expense	-	-	-	17	-	17
Share of results for equity accounting	(36)	(13)	-	-	49	-
Net earnings (loss)	(35)	(37)	(46)	34	49	(35)
Other comprehensive earnings (loss):
Defined benefit pension plans	-	-	-	-	-	-
Other benefit plans	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	(10)	(10)	-	(10)	20	(10)
Total comprehensive earnings (loss)	$(45)	$(47)	$(46)	$24	$69	$(45)
Basic and diluted net loss in dollars per share						$(0.35)

TEMBEC Supplemental Information for third quarter 2012	8

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of comprehensive earnings (loss) (continued)
(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Nine months ended June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$2	$1,153	$181	$(14)	$1,322
Freight and other deductions	-	-	172	13	(5)	180
Lumber export taxes	-	-	10	-	-	10
Cost of sales (excluding depreciation and amortization)	-	-	881	118	(9)	990
Selling, general and administrative	(1)	8	43	5	-	55
Share-based compensation	-	8	-	-	-	8
Depreciation and amortization	-	-	31	5	-	36
Other items	-	3	2	(4)	-	1
Operating earnings (loss)	1	(17)	14	44	-	42
Interest, foreign exchange and other	(3)	2	26	3	-	28
Exchange gain on long-term debt	-	(10)	-	-	-	(10)
Net finance costs (income)	(3)	(8)	26	3	-	18
Earnings (loss) before income taxes and share of results for equity accounting	4	(9)	(12)	41	-	24
Income tax expense	-	-	-	12	-	12
Share of results for equity accounting	8	17	-	-	(25)	-
Net earnings (loss)	12	8	(12)	29	(25)	12
Other comprehensive earnings (loss):
Defined benefit pension plans	-	-	-	-	-	-
Other benefit plans	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	4	4	-	4	(8)	4
Total comprehensive earnings (loss)	$16	$12	$(12)	$33	$(33)	$16
Basic and diluted net earnings in dollars per share						$0.12

TEMBEC Supplemental Information for third quarter 2012	9

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of comprehensive earnings (loss) (continued)
(unaudited)(in millions of Canadian dollars, unless otherwise noted)

Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$3	$1,503	$255	$(18)	$1,743
Freight and other deductions	-	-	224	19	(6)	237
Lumber export taxes	-	-	13	-	-	13
Cost of sales (excluding depreciation and amortization)	-	-	1,173	160	(12)	1,321
Selling, general and administrative	(1)	10	56	7	-	72
Share-based compensation	-	2	-	-	-	2
Depreciation and amortization	-	1	41	6	-	48
Other items	-	3	4	(4)	-	3
Operating earnings (loss)	1	(13)	(8)	67	-	47
Interest, foreign exchange and other	(4)	1	31	3	-	31
Exchange loss on long-term debt	-	1	-	-	-	1
Net finance costs (income)	(4)	2	31	3	-	32
Earnings (loss) before income taxes and share of results for equity accounting	5	(15)	(39)	64	-	15
Income tax expense	-	-	-	20	-	20
Share of results for equity accounting	(10)	4	-	-	6	-
Net earnings (loss)	(5)	(11)	(39)	44	6	(5)
Other comprehensive earnings (loss):
Defined benefit pension plans	(63)	(62)	(43)	(6)	111	(63)
Other benefit plans	(1)	(1)	-	-	1	(1)
Foreign currency translation differences for foreign operations	2	2	-	2	(4)	2
Total comprehensive earnings (loss)	$(67)	$(72)	$(82)	$40	$114	$(67)
Basic and diluted net loss in dollars per share						$(0.05)

TEMBEC Supplemental Information for third quarter 2012	10

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of cash flows
(unaudited)(in millions of Canadian dollars)

Quarter ended June 23, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(5)	$(5)	$(5)	$9	$1	$(5)
Adjustments for:
Depreciation and amortization	-	-	10	1	-	11
Net finance costs	-	8	8	(1)	-	15
Income tax expense	-	-	-	4	-	4
Income tax paid	-	-	-	(3)	-	(3)
Excess cash contributions over employee future benefits expense	-	(2)	(3)	(1)	-	(6)
Share of results for equity accounting	5	(4)	-	-	(1)	-
Other	-	9	(9)	-	-	-
	-	6	1	9	-	16
Change in non-cash working capital:
Trade and other receivables	-	29	(5)	12	(37)	(1)
Inventories	-	-	17	3	-	20
Prepaid expenses	-	(2)	-	1	-	(1)
Trade, other payables and accrued charges	2	(15)	(44)	5	37	(15)
	2	12	(32)	21	-	3
	2	18	(31)	30	-	19
Cash flows from investing activities:
Additions to property, plant and equipment	-	(2)	(16)	(6)	-	(24)
Proceeds from sale of net assets	-	-	1	-	-	1
Other	-	-	2	1	-	3
	-	(2)	(13)	(5)	-	(20)
Cash flow from financing activities:
Change in operating bank loans	-	-	-	(1)	-	(1)
Cash held in trust	-	-	1	5	-	6
Increase in long-term debt	-	-	-	-	-	-
Repayments of long-term debt	(2)	-	-	(4)	-	(6)
Interest paid	-	(16)	(2)	-	-	(18)
Other	-	-	-	1	-	1
	(2)	(16)	(1)	1	-	(18)
	-	-	(45)	26	-	(19)
Foreign exchange loss on cash and cash equivalents held in foreign currencies	-	-	-	(1)	-	(1)
Net increase (decrease) in cash and cash equivalents	-	-	(45)	25	-	(20)
Cash and cash equivalents, beginning of period	-	-	83	37	-	120
Cash and cash equivalents, net of bank indebtedness, end of period	$-	$-	$38	$62	$-	$100

TEMBEC Supplemental Information for third quarter 2012	11

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of cash flows (continued)
(unaudited)(in millions of Canadian dollars)

Quarter ended June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$17	$15	$(1)	$16	$(30)	$17
Adjustments for:
Depreciation and amortization	-	-	9	3	-	12
Net finance costs	(3)	-	7	1	-	5
Income tax expense	-	-	-	6	-	6
Income tax paid	-	-	-	-	-	-
Excess cash contributions over employee future benefits expense	-	(1)	(3)	(1)	-	(5)
Share of results for equity accounting	(14)	(16)	-	-	30	-
Other	-	9	(12)	(5)	-	(8)
	-	7	-	20	-	27
Change in non-cash working capital:
Trade and other receivables	-	-	4	(1)	-	3
Inventories	-	-	45	(2)	-	43
Prepaid expenses	-	1	-	-	-	1
Trade, other payables and accrued charges	-	8	(21)	(3)	-	(16)
	-	9	28	(6)	-	31
	-	16	28	14	-	58
Cash flows from investing activities:
Additions to property, plant and equipment	-	-	(10)	(4)	-	(14)
Proceeds from sale of net assets	-	-	17	-	-	17
Other	-	-	(2)	-	-	(2)
	-	-	5	(4)	-	1
Cash flow from financing activities:
Change in operating bank loans	-	-	-	-	-	-
Cash held in trust	-	-	-	-	-	-
Increase in long-term debt	-	-	-	4	-	4
Repayments of long-term debt	(1)	-	-	(3)	-	(4)
Interest paid	(1)	(14)	-	-	-	(15)
Other	-	(2)	-	1	-	(1)
	(2)	(16)	-	2	-	(16)
	(2)	-	33	12	-	43
Foreign exchange loss on cash and cash equivalents held in foreign currencies	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents	(2)	-	33	12	-	43
Cash and cash equivalents, beginning of period	2	-	(5)	26	-	23
Cash and cash equivalents, net of bank indebtedness, end of period	$-	$-	$28	$38	$-	$66

TEMBEC Supplemental Information for third quarter 2012	12

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of cash flows (continued)

(unaudited)(in millions of Canadian dollars)

Nine months ended June 23, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(35)	$(37)	$(46)	$34	$49	$(35)
Adjustments for:
Depreciation and amortization	-	-	29	4	-	33
Net finance costs	-	2	25	-	-	27
Income tax expense	-	-	-	17	-	17
Income tax paid	-	-	-	(13)	-	(13)
Excess cash contributions over employee future benefits expense	-	(10)	(10)	(3)	-	(23)
Share of results for equity accounting	36	13	-	-	(49)	-
Other	(1)	43	(46)	-	-	(4)
	-	11	(48)	39	-	2
Change in non-cash working capital:
Trade and other receivables	-	57	72	(4)	(146)	(21)
Inventories	-	-	(51)	2	-	(49)
Prepaid expenses	-	(2)	-	(2)	-	(4)
Trade, other payables and accrued charges	3	(87)	(65)	(14)	146	(17)
	3	(32)	(44)	(18)	-	(91)
	3	(21)	(92)	21	-	(89)
Cash flows from investing activities:
Additions to property, plant and equipment	-	(2)	(57)	(16)	-	(75)
Proceeds from sale of net assets	1	3	80	-	-	84
Other	-	-	5	1	-	6
	1	1	28	(15)	-	15
Cash flow from financing activities:
Change in operating bank loans	-	-	65	(3)	-	62
Cash held in trust	-	-	(1)	5	-	4
Increase in long-term debt	-	51	-	4	-	55
Repayments of long-term debt	(4)	-	-	(5)	-	(9)
Interest paid	-	(31)	(2)	-	-	(33)
Other	-	-	-	-	-	-
	(4)	20	62	1	-	79
	-	-	(2)	7	-	5
Foreign exchange loss on cash and cash equivalents held in foreign currencies	-	-	-	(4)	-	(4)
Net increase (decrease) in cash and cash equivalents	-	-	(2)	3	-	1
Cash and cash equivalents, beginning of period	-	-	40	59	-	99
Cash and cash equivalents, net of bank indebtedness, end of period	$-	$-	$38	$62	$-	$100

TEMBEC Supplemental Information for third quarter 2012	13

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of cash flows (continued)
(unaudited)(in millions of Canadian dollars)

Nine months ended June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$12	$8	$(12)	$29	$(25)	$12
Adjustments for:
Depreciation and amortization	-	-	31	5	-	36
Net finance costs	(3)	(8)	26	3	-	18
Income tax expense	-	-	-	12	-	12
Income tax paid	-	-	-	-	-	-
Excess cash contributions over employee future benefits expense	-	(4)	(9)	(2)	-	(15)
Share of results for equity accounting	(8)	(17)	-	-	25	-
Other	-	21	(28)	(5)	-	(12)
	1	-	8	42	-	51
Change in non-cash working capital:
Trade and other receivables	3	-	25	(12)	(2)	14
Inventories	-	-	(10)	(1)	-	(11)
Prepaid expenses	-	-	(1)	-	-	(1)
Trade, other payables and accrued charges	-	20	(16)	(21)	2	(15)
	3	20	(2)	(34)	-	(13)
	4	20	6	8	-	38
Cash flows from investing activities:
Additions to property, plant and equipment	-	-	(19)	(10)	-	(29)
Proceeds from sale of net assets	-	-	17	-	-	17
Other	-	4	-	(4)	-	-
	-	4	(2)	(14)	-	(12)
Cash flow from financing activities:
Change in operating bank loans	-	-	-	1	-	1
Cash held in trust	-	-	-	-	-	-
Increase in long-term debt	-	-	-	5	-	5
Repayments of long-term debt	(3)	-	-	(4)	-	(7)
Interest paid	(1)	(23)	-	-	-	(24)
Other	-	(2)	-	(1)	-	(3)
	(4)	(25)	-	1	-	(28)
	-	(1)	4	(5)	-	(2)
Foreign exchange loss on cash and cash equivalents held in foreign currencies	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents	-	(1)	4	(5)	-	(2)
Cash and cash equivalents, beginning of period	-	1	24	43	-	68
Cash and cash equivalents, net of bank indebtedness, end of period	$-	$-	$28	$38	$-	$66

TEMBEC Supplemental Information for third quarter 2012	14

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Condensed consolidated statements of cash flows (continued)
(unaudited)(in millions of Canadian dollars)

Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(5)	$(11)	$(39)	$44	$6	$(5)
Adjustments for:
Depreciation and amortization	-	1	41	6	-	48
Net finance costs	(4)	2	31	3	-	32
Income tax expense	-	-	-	20	-	20
Income tax paid	-	-	-	(1)	-	(1)
Excess cash contributions over employee future benefits expense	-	(6)	(11)	(5)	-	(22)
Share of results for equity accounting	10	(4)	-	-	(6)	-
Other	-	27	(31)	(4)	-	(8)
	1	9	(9)	63	-	64
Change in non-cash working capital:
Trade and other receivables	3	11	43	(9)	(15)	33
Inventories	-	-	(2)	(5)	-	(7)
Prepaid expenses	-	-	-	1	-	1
Trade, other payables and accrued charges	-	-	11	(18)	15	8
	3	11	52	(31)	-	35
	4	20	43	32	-	99
Cash flows from investing activities:
Additions to property, plant and equipment	-	-	(39)	(19)	-	(58)
Proceeds from sale of net assets	-	-	17	-	-	17
Other	-	4	(5)	(4)	-	(5)
	-	4	(27)	(23)	-	(46)
Cash flow from financing activities:
Change in operating bank loans	-	-	-	5	-	5
Cash held in trust	-	-	-	-	-	-
Increase in long-term debt	-	-	-	8	-	8
Repayments of long-term debt	(4)	-	-	(4)	-	(8)
Interest paid	-	(23)	-	(2)	-	(25)
Other	-	(2)	-	-	-	(2)
	(4)	(25)	-	7	-	(22)
	-	(1)	16	16	-	31
Foreign exchange loss on cash and cash equivalents held in foreign currencies	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents	-	(1)	16	16	-	31
Cash and cash equivalents, beginning of period	-	1	24	43	-	68
Cash and cash equivalents, net of bank indebtedness, end of period	$-	$-	$40	$59	$-	$99

TEMBEC Supplemental Information for third quarter 2012	15

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Explanation of transition to IFRS

The accounting policies set out in note 3 of the Company’s unaudited interim consolidated financial statements for the quarter ended June 23, 2012, have been applied in preparing supplemental condensed consolidating financial information for the same date and for the comparative figures, except for the use of the equity method as explain on page 1.

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

In such tables, reclassification has been made to conform to IAS 1 – Presentation of Financial Statements, minimum disclosure requirements. Additionally, in preparing its interim consolidated financial statements in accordance with IFRS 1 - First-time Adoption of International Financial Reporting Standards, the Company applied the mandatory exemptions and elected to apply the following optional exemptions from full retrospective application:

Employee benefits exemption

IFRS 1 provides the option to retrospectively apply IAS 19, Employee Benefits, for the recognition of unamortized actuarial gains and losses, past service costs and transitional obligations and assets or to recognize these balances previously deferred under previous Canadian GAAP in opening retained earnings as at September 26, 2010 (the “Transition Date”). The Company has elected to recognize all unamortized cumulative actuarial losses and past service costs at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

Foreign currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.

Event driven fair value of property, plant and equipment as deemed cost

IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value under previous Canadian GAAP. As a result of the recapitalization transaction that occurred within the Company in 2008, the Company has elected to apply this exemption to property, plant and equipment and used such event driven fair value measurements as deemed cost for IFRS at the date of that measurement.

Business combinations exemption

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively - either from the Transition Date or a particular date prior to the Transition Date. The Company has elected to apply IFRS 3 prospectively to business combinations that occur after the Transition Date. Accordingly, business combinations prior to this date have not been restated.

Share-based payment transaction exemption

IFRS 1 provides an optional exemption to the application of IFRS 2, Share-based Payment, for those share options granted subsequent to November 7, 2002, that have fully vested as at the Transition Date and to liabilities arising from share-based payment transactions that were settled before the Transition Date. The Company has elected this exemption.

Borrowing costs

IFRS 1 provides the option to apply IAS 23, Borrowing Costs, retrospectively or prospectively from the Transition Date. IAS 23 requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The Company elected to apply this exemption prospectively in respect of qualifying assets for which the commencement date for capitalization was on or after the Transition Date.

TEMBEC Supplemental Information for third quarter 2012	16

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Changes in condensed consolidated shareholders’ equity under IFRS

The effect of the IFRS adjustments on the condensed consolidated shareholders’ equity is as follows:

June 25, 2011
		Parent	Subsidiary	Guarantor	Other	Consolidated
	Notes	Company	Issuer	Subsidiaries	Subsidiaries	Adjustment	Consolidated
Shareholders' equity as per previous Canadian GAAP		$379	$358	$535	$104	$(997)	$379

Biological assets	(a)	-	-	7	-	-	7
Component accounting	(b)	-	-	6	-	-	6
Translation of foreign operations	(c)	-	-	-	(6)	-	(6)
Site restoration	(d)	-	-	(1)	-	-	(1)
Recognition of unamortized actuarial balances into equity	(e)	-	58	(104)	(22)	-	(68)
Warrants	(f)	(2)	-	-	-	-	(2)
Provisions	(g)	-	-	1	-	-	1
Deferred tax liabilities		-	-	-	-	-	-
Share of results for equity accounting		(61)	(118)	-	-	179	-
Shareholders' equity as per IFRS		$316	$298	$444	$76	$(818)	$316

September 24, 2011
		Parent	Subsidiary	Guarantor	Other	Consolidated
	Notes	Company	Issuer	Subsidiaries	Subsidiaries	Adjustment	Consolidated
Shareholders' equity as per previous Canadian GAAP		$362	$342	$514	$112	$(968)	$362

Biological assets	(a)	-	-	4	-	-	4
Component accounting	(b)	-	-	6	-	-	6
Translation of foreign operations	(c)	-	-	-	(7)	-	(7)
Site restoration	(d)	-	-	(1)	-	-	(1)
Recognition of unamortized actuarial balances into equity	(e)	(1)	40	(151)	(20)	-	(132)
Warrants	(f)	-	-	-	-	-	-
Provisions	(g)	-	-	2	-	-	2
Deferred tax liabilities	(e)	-	-	-	(1)	-	(1)
Share of results for equity accounting		(128)	(168)	-	-	296	-
Shareholders' equity as per IFRS		$233	$214	$374	$84	$(672)	$233

TEMBEC Supplemental Information for third quarter 2012	17

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Changes in condensed consolidated shareholders’ equity under IFRS (continued)

September 26, 2010
		Parent	Subsidiary	Guarantor	Other	Consolidated
	Notes	Company	Issuer	Subsidiaries	Subsidiaries	Adjustment	Consolidated
Shareholders' equity as per previous Canadian GAAP		$365	$341	$545	$11	$(897)	$365

Biological assets	(a)	-	-	7	-	-	7
Component accounting	(b)	-	-	6	-	-	6
Translation of foreign operations	(c)	-	-	-	(7)	-	(7)
Site restoration	(d)	-	-	(1)	-	-	(1)
Recognition of unamortized actuarial balances into equity	(e)	-	54	(103)	(18)	-	(67)
Warrants	(f)	(5)	-	-	-	-	(5)
Provisions	(g)	-	-	2	-	-	2
Deferred tax liabilities		-	-	-	-	-	-
Share of results for equity accounting		(60)	(113)	-	-	173	-
Shareholders' equity as per IFRS		$300	$282	$456	$(14)	$(724)	$300

TEMBEC Supplemental Information for third quarter 2012	18

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Changes in condensed consolidated statements of comprehensive earnings (loss) under IFRS

The effect of the IFRS adjustments on the condensed consolidated statement of comprehensive earnings (loss) is as follows:

Quarter ended June 25, 2011
		Parent	Subsidiary	Guarantor	Other	Consolidated
	Notes	Company	Issuer	Subsidiaries	Subsidiaries	Adjustment	Consolidated
Net earnings (loss) as per previous Canadian GAAP		$19	$19	$-	$22	$(41)	$19

Cost of sales	(a)(b)(e)	-	-	1	-	-	1
Depreciation and amortization	(b)	-	-	1	(2)	-	(1)
Other items	(e)	-	1	(1)	(3)	-	(3)
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	3	1	(2)	(1)	-	1
Deferred income tax expense		-	-	-	-	-	-
Share of results for equity accounting		(5)	(6)	-	-	11	-
Net earnings (loss) as per IFRS		$17	$15	$(1)	$16	$(30)	$17

Basic and diluted net earnings (loss) in dollars per share as per IFRS							$0.17

Other comprehensive earnings (loss) as per previous Canadian GAAP		$-	$-	$-	$-	$-	$-

Pension and other benefits, net of income taxes	(e)	-	-	-	-	-	-
Translation of foreign operations	(c)	2	2	-	2	(4)	2
Other comprehensive earnings (loss) as per IFRS		$2	$2	$-	$2	$(4)	$2

Total comprehensive earnings (loss) as per IFRS		$19	$17	$(1)	$18	$(34)	$19

TEMBEC Supplemental Information for third quarter 2012	19

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Changes in condensed consolidated statements of comprehensive earnings (loss) under IFRS (continued)

Nine months ended June 25, 2011
		Parent	Subsidiary	Guarantor	Other	Consolidated
	Notes	Company	Issuer	Subsidiaries	Subsidiaries	Adjustment	Consolidated
Net earnings (loss) as per previous Canadian GAAP		$14	$13	$(9)	$36	$(40)	$14

Cost of sales	(a)(b)(e)	-	-	3	-	-	3
Depreciation and amortization	(b)	-	-	(1)	(1)	-	(2)
Other items	(e)	-	1	-	(3)	-	(2)
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	3	4	(5)	(3)	-	(1)
Deferred income tax expense		-	-	-	-	-	-
Share of results for equity accounting		(5)	(10)	-	-	15	-
Net earnings (loss) as per IFRS		$12	$8	$(12)	$29	$(25)	$12

Basic and diluted net earnings (loss) in dollars per share as per IFRS							$0.12

Other comprehensive earnings (loss) as per previous Canadian GAAP		$-	$-	$-	$-	$-	$-

Pension and other benefits, net of income taxes	(e)	-	-	-	-	-	-
Translation of foreign operations	(c)	4	4	-	4	(8)	4
Other comprehensive earnings (loss) as per IFRS		$4	$4	$-	$4	$(8)	$4

Total comprehensive earnings (loss) as per IFRS		$16	$12	$(12)	$33	$(33)	$16

TEMBEC Supplemental Information for third quarter 2012	20

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Changes in condensed consolidated statements of comprehensive earnings (loss) under IFRS (continued)

Year ended September 24, 2011
		Parent	Subsidiary	Guarantor	Other	Consolidated
	Notes	Company	Issuer	Subsidiaries	Subsidiaries	Adjustment	Consolidated
Net earnings (loss) as per previous Canadian GAAP		$(3)	$(3)	$(30)	$49	$(16)	$(3)

Cost of sales	(a)(b)(e)	-	-	3	-	-	3
Depreciation and amortization	(b)	-	-	(3)	-	-	(3)
Other items	(e)	-	1	-	(3)	-	(2)
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	4	7	(9)	(1)	-	1
Deferred income tax expense	(e)	-	-	-	(1)	-	(1)
Share of results for equity accounting		(6)	(16)	-	-	22	-
Net earnings (loss) as per IFRS		$(5)	$(11)	$(39)	$44	$6	$(5)

Basic and diluted net earnings (loss) in dollars per share as per IFRS							$(0.05)

Other comprehensive earnings (loss) as per previous Canadian GAAP		$-	$-	$-	$-	$-	$-

Pension and other benefits, net of income taxes	(e)	(64)	(63)	(43)	(6)	112	(64)
Translation of foreign operations	(c)	2	2	-	2	(4)	2
Other comprehensive earnings (loss) as per IFRS		$(62)	$(61)	$(43)	$(4)	$108	$(62)

Total comprehensive earnings (loss) as per IFRS		$(67)	$(72)	$(82)	$40	$114	$(67)

TEMBEC Supplemental Information for third quarter 2012	21

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Notes to the reconciliation of equity and statement of comprehensive earnings (loss)

The numbers provided in the following notes are presented on a consolidated basis. The allocation of these adjustments between the Parent Company, the Subsidiary Issuer, the Guarantor Subsidiaries and the Other Subsidiaries are provided in the respective tables on page 17 to 21.

(a)	Biological assets

In accordance with IAS 41, Agriculture, the Company’s standing timber on its private timberlands is considered to be a biological asset that is measured at fair value less costs to sell at each reporting date, with changes in fair value less costs to sell recognized in net earnings (loss) at each period. As a result of this IFRS guidance, the Company’s standing timber on its private timberlands has been separately identified on the Consolidated Balance Sheet as biological assets and recorded at fair value less costs to sell .

The effect of the above on the Company’s balance sheet resulted in an increase in biological assets of $7 million at June 25, 2011 (September 26, 2010 - $7 million and September 24, 2011 - $4 million), and resulted in a decrease of the deficit of $7 million (September 26, 2010 - $7 million and September 24, 2011 - $4 million).

The impact on total comprehensive earnings for the quarter ended June 25, 2011, and on total comprehensive loss for the nine-month period ended June 25, 2011, was negligible. Total comprehensive loss for the year ended September 24, 2011, increased by $3 million.

(b)	Component accounting

Under previous Canadian GAAP, the Company did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting was required. Under IFRS, the major assets must be separated into components and the cost of replacement or overhaul of these components are considered to be a part of property, plant and equipment, and are amortized over their individual estimated useful lives.

The effect of the above on the Company’s balance sheet resulted in an increase in property, plant and equipment of $ 6 million at June 25, 2011 (September 26, 2010 - $6 million and September 24, 2011 - $6 million), and resulted in a decrease of the deficit of $ 6 million (September 26, 2010 - $6 million and September 24, 2011 - $6 million).

Total comprehensive earnings for the quarter ended June 25, 2011, increased by $1 million and changed by a negligible amount for the nine-month period ended June 25, 2011. For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

(c)	Translation of foreign operations

Under previous Canadian GAAP, non-monetary assets and liabilities of the foreign operations were translated to Canadian dollars at the historical rate relevant to the particular transaction date at which such assets or liabilities were originated. Under IFRS, all assets and liabilities of the foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollar at the exchange rate prevailing at period-end and are recognized in other comprehensive loss. In accordance with IFRS 1, the Company elected to reset all cumulative translation gains and losses to zero in opening deficit at its Transition Date.

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $6 million at June 25, 2011 (September 26, 2010 - $7 million and September 24, 2011 - $7 million), and resulted in an increase of the deficit of $ 6 million (September 26, 2010 - $7 million and September 24, 2011 - $9 million) and an increase of accumulated other comprehensive earnings of nil (September 26, 2010 - nil and September 24, 2011 - $2 million).

Total comprehensive earnings for the quarter ended June 25, 2011, increased by $1 million and changed by a negligible amount for the nine-month period ended June 25, 2011. For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

TEMBEC Supplemental Information for third quarter 2012	22

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Notes to the reconciliation of equity and statement of comprehensive earnings (loss) (continued)

(d)	Site restoration

Under previous Canadian GAAP, the cost of decommissioning and restoration of landfill sites were part of Property, plant and equipment and depreciated over the estimated useful life of the landfill site. Under IFRS, decommissioning and restoration costs incurred through the production of inventory are included as part of inventory costs.

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $1 million at June 25, 2011 (September 26, 2010 - $1 million and September 24, 2011 - $1 million), and resulted in an increase of the deficit of $ 1 million (September 26, 2010 - $1 million and September 24, 2011 - $1 million).

The impact on total comprehensive earnings for the quarter and the nine -month period ended June 25, 2011, was negligible. For the year ended September 24, 2011, the impact on total comprehensive loss was also negligible.

(e)	Recognition of unamortized actuarial losses at date of transition to IFRS into equity

As permitted by previous Canadian GAAP, the Company measured its employee future benefits obligation for accounting purposes as at June 30 of each fiscal year. This was often referred as the early measurement date accounting policy choice. Under IAS 19 - Employee Benefit, the measurement date of the employee future benefits obligation must coincide with the fiscal year-end of the Company. Therefore, upon transition to IFRS, the Company measured its employee future benefits obligation at the date of the opening balance sheet in accordance with IAS 19.

In addition, as permitted by IFRS 1 - First-time Adoption of International Financial Reporting Standards, management elected the optional exemption to recognize all unamortized cumulative actuarial losses at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

The cumulative effect of the above on the Company's balance sheet was to decrease employee future benefits assets by $15 million at June 25, 2011 (September 26, 2010 - $6 million and September 24, 2011 - $15 million), and increase the employee future benefits liabilities by $53 million (September 26, 2010 - $61 million and September 24, 2011 - $117 million), which resulted in a corresponding increase to deficit of $68 million (September 26, 2010 - $67 million and September 24, 2011 - $132 million).

Under IFRS, the Company’s accounting policy is to recognize all actuarial gains and losses, arising on its defined benefit pension and other non-pension post retirement plans, immediately in other comprehensive earnings (loss).

Total comprehensive earnings for the quarter ended June 25, 2011, decreased by $4 million and decreased by $1 million for the nine -month period ended June 25, 2011. Total comprehensive loss increased by $65 million for the year ended September 24, 2011.

(f)	Warrants

Under IFRS, the warrants have been classified as a liability because of the possibility that they may be settled in cash in the event of a change of control. They are recorded at fair value with value being adjusted every quarter.

The effect of the above on the Company’s balance sheet resulted in a decrease in share capital of $6 million at June 25, 2011 (September 26, 2010 - $6 million and September 24, 2011 - $6 million), and resulted in an increase of the other long-term liabilities of $2 million (September 26, 2010 - $5 million and September 24, 2011 – negligible amount), and a decrease of the deficit of $4 million (September 26, 2010 - $1 million and September 24, 2011 - $6 million).

Total comprehensive earnings for the quarter and the nine-month period ended June 25, 2011, increased by $3 million. Total comprehensive loss decreased by $5 million for the year ended September 24, 2011.

TEMBEC Supplemental Information for third quarter 2012	23

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Notes to the reconciliation of equity and statement of comprehensive earnings (loss) (continued)

(g)	Provisions

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, has measurement differences when compared to previous Canadian GAAP. These measurement differences include the requirement to reflect the risks associated with the Company’s provisions in either the cash flows or the discount rate.

The effect of the above on the Company’s balance sheet resulted in a decrease in long-term provisions of $1 million at June 25, 2011 (September 26, 2010 - $2 million and September 24, 2011 - $2 million), and resulted in a decrease of the deficit of $1 million (September 26, 2010 - $2 million and September 24, 2011 - $2 million).

Total comprehensive earnings for the quarter and the nine-month period ended June 25, 2011, decreased by $1 million. For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

TEMBEC Supplemental Information for third quarter 2012	24

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Changes in condensed consolidated statements of cash flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the Consolidated Balance Sheet and to the Consolidated Statement of Earnings (Loss) have resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows. There have been no significant changes to the net cash flows, other than the Company’s accounting policy choice to classify interest paid as financing activity under IFRS compared to operating activity under previous Canadian GAAP.

The effect of the IFRS adjustments on the condensed consolidated statement of cash flows is as follows:

Quarter ended June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidated
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustment	Consolidated
Cash flow from operating activities as per previous Canadian GAAP	$-	$-	$29	$14	$-	$43
Reclassification for interest paid	1	14	-	-	-	15
Other	(1)	2	(1)	-	-	-
As per IFRS	$-	$16	$28	$14	$-	$58

Cash flow from investing activities as per previous Canadian GAAP	-	-	7	(4)	-	3
Other	-	-	(2)	-	-	(2)
As per IFRS	$-	$-	$5	$(4)	$-	$1

Cash flow from financing activities as per previous Canadian GAAP	(2)	(1)	(2)	2	-	(3)
Reclassification for interest paid	(1)	(14)	-	-	-	(15)
Other	1	(1)	2	-	-	2
As per IFRS	$(2)	$(16)	$-	$2	$-	$(16)

TEMBEC Supplemental Information for third quarter 2012	25

TEMBEC INC.
SUPPLEMENTAL INFORMATION
June 23, 2012
Supplemental condensed consolidating financial information

Changes in condensed consolidated statements of cash flows (continued)

Nine months ended June 25, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidated
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustment	Consolidated
Cash flow from operating activities as per previous Canadian GAAP	$2	$(5)	$2	$7	$-	$6
Reclassification for interest paid	1	23	-	-	-	24
Other	1	2	4	1	-	8
As per IFRS	$4	$20	$6	$8	$-	$38

Cash flow from investing activities as per previous Canadian GAAP	-	4	1	(14)	-	(9)
Other	-	-	(3)	-	-	(3)
As per IFRS	$-	$4	$(2)	$(14)	$-	$(12)

Cash flow from financing activities as per previous Canadian GAAP	(2)	-	1	2	-	1
Reclassification for interest paid	(1)	(23)	-	-	-	(24)
Other	(1)	(2)	(1)	(1)	-	(5)
As per IFRS	$(4)	$(25)	$-	$1	$-	$(28)

Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidated
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustment	Consolidated
Cash flow from operating activities as per previous Canadian GAAP	$4	$(4)	$41	$28	$-	$69
Reclassification for interest paid	-	23	-	2	-	25
Other	-	1	2	2	-	5
As per IFRS	$4	$20	$43	$32	$-	$99

Cash flow from investing activities as per previous Canadian GAAP	-	4	(25)	(22)	-	(43)
Other	-	-	(2)	(1)	-	(3)
As per IFRS	$-	$4	$(27)	$(23)	$-	$(46)

Cash flow from financing activities as per previous Canadian GAAP	(4)	(1)	-	10	-	5
Reclassification for interest paid	-	(23)	-	(2)	-	(25)
Other	-	(1)	-	(1)	-	(2)
As per IFRS	$(4)	$(25)	$-	$7	$-	$(22)

TEMBEC Supplemental Information for third quarter 2012	26